Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Second Quarter		First Half
	2013	2012	2013	2012
Computation of Earnings:
Income before income taxes	$19,490	$19,470	$27,599	$29,032
Add:
Interest expense	6,926	8,505	13,819	17,000
Amortization of debt premium/discount and expenses	484	576	971	1,154
Interest portion of rent expense	588	487	1,108	985

Earnings as adjusted	$27,488	$29,038	$43,497	$48,171

Computation of Fixed Charges:
Interest expense	$6,926	$8,505	$13,819	$17,000
Capitalized interest	68	23	122	34
Amortization of debt premium/discount and expenses	484	576	971	1,154
Interest portion of rent expense	588	487	1,108	985

Fixed charges	$8,066	$9,591	$16,020	$19,173

Ratio of Earnings to Fixed Charges	3.41	3.03	2.72	2.51